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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)
                   Under the Securities Exchange Act of 1934

                             HAWAIIAN AIRLINES, INC.
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   419849-104
                                 (CUSIP Number)

                             Steven R. Kamen, Esq.
                               885 Third Avenue
                                  34th Floor
                            New York, New York 10022
                            Tel. No.: (212) 888-5500

                              With a copy to:
                           Judith R. Thoyer, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                         New York, New York, 10019-6064
                          Tel. No.: (212) 373-3000
                   (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                            and Communications)

                                December 19, 2001
                  (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ().

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document consists of 9 pages

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CUSIP No. 419849-104                                       Page 2 of 9 Pages

--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      AIRLINE INVESTORS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
    2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (A) { }
                                                                      (B) {X}
--------------------------------------------------------------------------------
    3 SEC USE ONLY

--------------------------------------------------------------------------------
    4 SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                          { }
--------------------------------------------------------------------------------
    6 CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                   18,181,818
        NUMBER OF
          SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
                              8 SHARED VOTING POWER

--------------------------------------------------------------------------------
                              9 SOLE DISPOSITIVE POWER

                                18,181,818
--------------------------------------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,262,643
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          { }
--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.5%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


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                                                               Page 3 of 9 Pages



    1 NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      AIP GENERAL PARTNER, INC.
--------------------------------------------------------------------------------
    2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A) { }
                                                                       (B) {X}
--------------------------------------------------------------------------------
    3 SEC USE ONLY

--------------------------------------------------------------------------------
    4 SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                           { }
--------------------------------------------------------------------------------
    6 CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                   18,181,818
        NUMBER OF
          SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
                              8 SHARED VOTING POWER

--------------------------------------------------------------------------------
                              9 SOLE DISPOSITIVE POWER

                                18,181,818
--------------------------------------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,262,643
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           { }
--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.5%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------



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                                                               Page 4 of 9 Pages

--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JOHN W. ADAMS
--------------------------------------------------------------------------------
    2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A) { }
                                                                       (B) {X}
--------------------------------------------------------------------------------
    3 SEC USE ONLY

--------------------------------------------------------------------------------
    4 SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                           { }
--------------------------------------------------------------------------------
    6 CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                   18,262,643
        NUMBER OF
          SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
                              8 SHARED VOTING POWER

                                 --
--------------------------------------------------------------------------------
                              9 SOLE DISPOSITIVE POWER

                                18,262,643
--------------------------------------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                 --
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,262,643
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           { }
--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.5%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

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                                                               Page 5 of 9 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D

            This is Amendment No. 2 (this "AMENDMENT") to the Schedule 13D filed by the Reporting Parties with respect to the Common Stock of Hawaiian Airlines, Inc. (the "COMPANY"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, (the "ORIGINAL SCHEDULE 13D").

ITEM 4      PURPOSE OF THE TRANSACTION.

            Item 4 is amended as follows:

            Pursuant to an Agreement and Plan of Merger, dated as of December 19, 2001 (the "AIP MERGER AGREEMENT") (attached hereto as EXHIBIT 1 to this Amendment and incorporated herein by reference thereto), by and among AIP General Partner, Inc., a Delaware corporation ("AIP GP"), the general partner of Airline Investors Partnership, L.P., a Delaware limited partnership ("AIP"), AIP, Inc. ("AIP INC."), the sole limited partner of AIP, and TW Acquisition III, Inc., a Delaware corporation, ("HOLDCO"), each of AIP GP and AIP Inc. has agreed, on the terms and subject to the conditions set forth therein, (i) to merge with and into Holdco with Holdco as the surviving company (the "AIP MERGER"), (ii) to cause the stockholders of each of AIP GP and AIP Inc. to form a Delaware limited liability company ("AIP LLC") to contribute all of the outstanding shares of capital stock of AIP GP and AIP Inc., respectively, to AIP LLC in exchange for interests therein, and (iii) that AIP will transfer its shares of Series B Special Preferred Stock, par value $.01 per share, of the Company to John W. Adams for an aggregate purchase price of $4.00, as a result of which AIP LLC will have its shares of capital stock of AIP GP and AIP Inc. converted into the right to receive shares of capital stock of Holdco, 8% Notes due 2008 issued by Holdco (the "NOTES") and $10,000,000 in cash in the aggregate. Because the general partner and the limited partner of AIP will be the same person after the AIP Merger, AIP will cease to exist.

            Pursuant to an Agreement and Plan of Merger (THE "MERGER AGREEMENT") by and among the Company, Aloha Airgroup, Inc. ("ALOHA"), Holdco and TurnWorks, Inc. ("TURNWORKS"), pursuant to which each of the Company and Aloha has agreed to become a subsidiary of Holdco (the "MERGER"). Depending on the satisfaction (or failure) of certain tax considerations, the Merger will be effected using alternative structures. In one structure, the Company will merge into a wholly-owned subsidiary of Holdco ("HAWAIIAN LLC"), with Hawaiian LLC as the surviving entity, and Aloha will merge into a wholly-owned subsidiary of Holdco ("ALOHA LLC"), with Aloha LLC as the surviving entity. In the alternative structure , the Company will merge into Holdco, with Holdco as the surviving entity and Holdco will contribute all of the assets and liabilities which it receives in such merger to a wholly-owned subsidiary of Holdco, and Aloha will merge with and into a wholly-owned subsidiary of Holdco ("ALOHA CORP"), with Aloha Corp as the surviving entity. In each structure, the Company's stockholders will receive for each share of the Company's Common Stock, par value $.01 per share ("COMPANY COMMON STOCK"), one share of Common Stock of Holdco, par value $.0001 ("HOLDCO COMMON STOCK"), and $2.00 in principal amount of 8% Senior Notes due 2008 to be issued by Holdco (the "NOTES"). The Merger is expected to be tax-free to the Company's stockholders, except with respect to the receipt of Notes or cash. Upon completion of the Merger, Holdco will change its name to "Aloha Holdings, Inc." After the Merger and the AIP Merger described above, the Company's stockholders will own approximately 52% of Holdco Common Stock and Aloha stockholders will own approximately 28% of


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                                                         Page 6 of 9 Pages

Holdco Common Stock. The remaining 20% of Holdco Common Stock will be owned by TurnWorks, which is owned by Greg Brenneman, who will be Chairman and CEO of Holdco. In the Merger, as required by the Certificate of Incorporation of the Company, the holders of the outstanding shares of Special Preferred Stock of the Company, par value $.01 per share, will receive, for each such share, one share of Holdco Common Stock and $2.00 in principal amount of Notes.

            Upon consummation of the mergers described above, AIP LLC, along with TurnWorks and the controlling stockholders of Aloha, will have representatives on the Board of Directors of Holdco through the issuance of shares of Special Preferred Stock of Holdco. Pursuant to the terms of the existing collective bargaining agreements of the Company with the Air Line Pilots Association, the International Association of Machinists and the Association of Flight Attendants, the unions who represent employees of the Company will also be issued shares of Special Preferred Stock of Holdco and to have Board representatives.

            Consummation of the transactions contemplated above are subject to numerous conditions, including the receipt of all regulatory approvals, as well as stockholder approval. The vote required for approval of the Merger by the Company stockholders is the affirmative vote of the holders of at least 75% of the outstanding Company Common Stock and Special Preferred Stock voting as a class. In addition, it is a closing condition that the Merger also receive the affirmative vote of at least a majority of "Qualified Shares", as such term is used in Section 414-264 of the Hawaii Business Corporation Act.

            The foregoing discussion of the AIP Merger Agreement and the Merger Agreement is qualified in its entirety by reference to each such agreement filed as EXHIBIT 1 and EXHIBIT 2, respectively, to this Amendment and incorporated by reference herein.

            Other than as described above, as contemplated by the AIP Merger Agreement, the A/B Merger Agreement, the transactions contemplated thereby, or as contemplated by any agreement or form of agreement described or listed in Items 6 or 7 below, none of the Reporting Persons has any plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (x) any action similar to those enumerated above, although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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                                                          Page 7 of 9 Pages

            Item 6 is amended as follows:

            AIP, which beneficially owns shares of capital stock of the Company representing at least 53.2% of the votes entitled to be cast at the stockholders meeting of the Company, has entered into a Voting Agreement, dated as of December 19, 2001, by and among AIP, Aloha and Holdco, for the benefit of Aloha and Holdco (the "VOTING AGREEMENT") (attached hereto as
EXHIBIT 3 to this Amendment and incorporated herein by reference thereto), pursuant to which AIP has committed to, and to cause its affiliates to commit to, INTER ALIA, (i) vote its shares of capital stock of the Company at the stockholders meeting of the Company in favor of the adoption and approval of the Merger Agreement and the ancillary agreements and the transactions contemplated thereby; (ii) waive any rights of appraisal or rights of dissent it may have in connection with the Merger; (iii) not transfer any shares it owns of the Company's capital stock except in accordance with the Merger Agreement and all ancillary agreements in connection with the Merger Agreement; (iv) not encourage or solicit any takeover proposal of the Company; (v) irrevocably grant to, and appoint, the Chief Executive Officer of Holdco, a proxy and attorney in-fact to vote AIP's shares of capital stock of the Company on certain matters in the future; and (vi) to use reasonable efforts to cooperate and assist in the effectuation of the Merger Agreement and all ancillary agreements in connection with the transactions contemplated by the Merger Agreement.

            The foregoing discussion of the Voting Agreement is qualified in its entirety by reference to each such agreement filed as EXHIBIT 3 to this Amendment and incorporated by reference herein

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement and Plan of Merger, dated as of December 19, 2001, among AIP General Partner, Inc., a Delaware corporation, AIP Inc., a Delaware corporation, TurnWorks Acquisition III, Inc., a wholly-owned subsidiary of TurnWorks, Inc. and a Delaware corporation, and TurnWorks, Inc., the sole stockholder of Holdco and a Texas corporation.

         Exhibit 2: Agreement and Plan of Merger, dated as of December 19, 2001, among Aloha Airgroup, Inc., a Hawaii corporation, Hawaiian Airlines, Inc., a Hawaii corporation, TurnWorks Acquisition III, Inc., a wholly-owned subsidiary of TurnWorks, Inc.
                           and a Delaware corporation, and TurnWorks, Inc., the sole stockholder of TurnWorks, Inc. and a Texas corporation.

         Exhibit 3: Voting Agreement, dated as of December 19, 2001, among Airline Investors Partnership, L.P., a Delaware limited partnership, Aloha Airgroup, Inc., a Hawaii corporation and TurnWorks Acquisition III, Inc., a Delaware corporation to be renamed Aloha Holdings, Inc.


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                                                              Page 8 of 9 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2001

                              AIRLINE INVESTORS PARTNERSHIP, L.P.

                              By AIP General Partner, Inc., its general partner


                              By:  /S/ John W. Adams
                                 ----------------------------------
                                 John W. Adams
                                 President


                              AIP GENERAL PARTNER, INC.


                              By:  /s/ John W. Adams
                                 ----------------------------------
                                 John W. Adams
                                 President



                              /s/ John W. Adams
                              ----------------------------------
                              John W. Adams



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                                                              Page 9 of 9 Pages

                                  EXHIBIT INDEX

   EXHIBIT     DESCRIPTION
   -------     -----------
     1         Agreement and Plan of Merger, dated as of December 19, 2001, among AIP General Partner, Inc., a Delaware corporation, AIP
               Inc., a Delaware corporation, TurnWorks Acquisition III, Inc., a wholly-owned subsidiary of TurnWorks, Inc. and a Delaware
               corporation, and TurnWorks, Inc., the sole stockholder of Holdco and a Texas corporation.

     2 Agreement and Plan of Merger, dated as of December 19, 2001, among Aloha Airgroup, Inc., a Hawaii corporation, Hawaiian
               Airlines, Inc., a Hawaii corporation, TurnWorks Acquisition III,
               Inc., a wholly-owned subsidiary of TurnWorks, Inc. and a Delaware corporation, and TurnWorks, Inc., the sole stockholder of TurnWorks, Inc. and a Texas corporation.

     3         Voting Agreement, dated as of December 19, 2001, among Airline
               Investors Partnership, L.P., a Delaware limited partnership,
               Aloha Airgroup, Inc., a Hawaii corporation and TurnWorks
               Acquisition III, Inc., a Delaware corporation to be renamed
               Aloha Holdings, Inc.
